MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

December 29, 2020

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 65 to Registration Statement on Form N-1A for MFS Series Trust VII (the "Trust” or the "Registrant") on behalf of MFS Emerging Markets Equity Research Fund (the "Fund") (File Nos. 002-68918 and 811-03090)

Ladies and Gentlemen:

On October 16, 2020, the above-referenced Trust filed the above-referenced Post-Effective Amendment (the "PEA") to the registration statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") for the purpose of registering the Fund as a new series of the Trust. On December 17, 2020, the SEC staff ("Staff") provided comments via telephone regarding the PEA, and on December 22, 2020, the Trust submitted responses to such comments via EDGAR correspondence (the "Comment Response Letter").

Below is a summary of additional follow-up comments provided by the Staff via telephone on December 28, 2020. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA

General Comments

1.	Comment:	Please note that the SEC reiterates Comments 2, 9, and 26 of the Comment Response Letter.

Response:
We have considered Staff Comments 2, 9, and 26 of the Comment Response Letter as well as the disclosure in the PEA with respect to the matters identified in Staff Comments 2, 9, and 26.  Based on our responses to Staff Comments 2, 9, and 26, we do not believe any changes to the Fund's disclosure are necessary.

1044246

Securities and Exchange Commission
December 29, 2020

2.	Comment:	With respect to Comment 10 of the Comment Response Letter, please confirm the Fund does not consider environmental, social, and governance (ESG) factors as a part of its principal investment strategies. If the Fund does consider ESG factors a principal investment strategy, please identify the factors that the Fund considers.

Response:
We confirm that screening out or selecting certain types of investments primarily based on ESG characteristics or factors is not a principal investment strategy of the Fund. In accordance with Item 9(b)(2) of Form N-1A, the "Principal Investment Strategies" disclosure in the statutory section of the Fund's prospectus explains "in general terms how the Fund's adviser decides which securities to buy and sell" by describing the various factors MFS considers in its fundamental investment analysis (e.g., an issuer's earnings, cash flows, competitive position and management ability as well as ESG factors).  Based on the foregoing, as well as our response to Staff Comment 10 of the Comment Response Letter, we do not believe any changes to the Fund's disclosure are necessary.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Assistant General Counsel
MFS Investment Management

1044246